FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number 333-114196

AXTEL, S.A. DE C.V.
(Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Press Release

4th Quarter
2005

Axtel, S.A. de C.V., one of the leading telecommunications services providers in Mexico, today announced its unaudited fourth quarter and full year results ended December 31, 2005. Figures in this release are based on Mexican GAAP, stated in constant pesos (Ps.) as of December 31, 2005. Comparisons in pesos are in real terms, that is, adjusted for inflation.

Revenues

We derive our revenues from:

− Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged with a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and a monthly fee for value added services and internet when requested by the customer.

− Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.

− Other services. We generate revenues from other services, which include activation fees for new customers as well as data, interconnection and dedicated private line service charged on a monthly basis.

The following table summarizes our revenues from operations based on the above mentioned sources:

Yearly Revenues

Million Pesos	2005 YE	% of Total	2004 YE	% of Total	% of Change

Local	3,567.1	71.8%	2,839.7	71.2%	26%
Long Distance	451.9	9.1%	394.5	9.9%	15%
Other	947.8	19.1%	754.6	18.9%	26%

Total	4,966.8	100.0%	3,988.7	100.0%	25%

Quarterly Revenues

Million Pesos	Q4 2005	% of Total	Q4 2004	% of Total	% of Change

Local	962.4	72.9%	754.1	70.2%	28%
Long Distance	115.0	8.7%	105.3	9.8%	9%
Other	243.6	18.4%	215.3	20.0%	13%

Total	1,321.0	100.0%	1,074.6	100.0%	23%

Revenues from operations

Revenues from operations increased to Ps. 1,321.0 million in the fourth quarter of year 2005 from Ps. 1,074.6 million for the same period in 2004, an increase of Ps. 246.4 million or 23%. Our lines in service at the end of the fourth quarter of 2005 increased to 605,904 from 453,519 at the end of the same period in 2004, an increase of 34%.

Revenues from operations increased to Ps. 4,966.8 million for the year ended December 31, 2005 from Ps. 3,988.7 million for the same period in 2004, an increase of Ps. 978.1 million or 25%. This result was driven by the contribution of revenues due to the launch of operations of six new cities during the second half of 2004 and infrastructure expansion in the current cities, resulting in a higher customer base and traffic growth.

We derived our revenues from the following sources:

Local services. Local service revenues increased to Ps. 962.4 million for the three-month period ended December 31, 2005 from Ps. 754.1 million for the same period ended in 2004, an increase of Ps. 208.3 million or 28%. For the year ended December 31, 2005, local services increased to Ps. 3,567.1 million from Ps. 2,839.7 million recorded in the same period in 2004, an increase of Ps. 727.4 million or 26%. Higher number of lines in service reflected in the monthly rent and a higher cellular consumption were the main drivers of these increases.

Long distance services. Long distance service revenues increased to Ps. 115.0 million for the three-month period ended December 31, 2005 from Ps. 105.3 million in the same period in 2004, an increase of Ps. 9.8 million or 9%, due to our increased number of lines in service. For the year ended December 31, 2005, long distance services increased to Ps. 451.9 million from Ps. 394.5 million registered in the same period in 2004, an increase of Ps. 57.4 million or 15%.

Other services. Revenue from other services increased to Ps. 243.6 million in the fourth quarter of 2005 from Ps. 215.3 million in the same period in 2004, an increase of Ps. 28.3 million or 13%.

Other services revenue increased to Ps. 947.8 million for the year ended December 31, 2005 from Ps. 754.6 million for the same period in year 2004, an increase of Ps. 193.2 million or 26%.

Consumption

Local Calls. Local calls increased to 444.6 million for the three-month period ended December 31, 2005 from 332.9 million for the same period ended in 2004, an increase of 111.8 million or 34%. For the year ended December 31, 2005, local calls increased to 1,615.2 million from 1,192.8 million recorded in the same period in 2004, an increase of 442.4 million calls or 35%. A higher number of lines in service was the main driver for these increases.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line increased to 171.0 million for the three-month period ended December 31, 2005 from 123.5 million in the same period in 2004, an increase of 47.5 million or 38%. For the year ended December 31, 2005, cellular minutes increased to 597.5 million from 430.0 million registered in the same period in 2004, an increase of Ps. 167.5 million or 39%.

Long distance. Long distance minutes increased to 127.2 million for the three-month period ended December 31, 2005 from 103.6 million in the same period in 2004, an increase of 23.6 million or 23%. For the year ended December 31, 2005, long distance minutes increased to 480.4 million from Ps. 354.6 million registered in the same period in 2004, an increase of Ps. 125.9 million or 35%.

Cost of Revenues and Operating Expenses (1)

Cost of Revenues. For the three-month period ended December 31, 2005, the cost of revenues was Ps. 418.9 million, an increase of Ps. 59.5 million compared with the same period of year 2004. For the year ended December 31, 2005, the cost of revenues reached Ps. 1,550.5 million, an increase of Ps. 280.4 million in comparison with the same period in year 2004. Both increases were mainly due to a higher consumption in cellular and domestic long distance traffic.

Gross Profit. Gross profit is defined as revenues minus costs of revenues. For the fourth quarter of 2005, the gross profit accounted for Ps. 902.1 million, an increase of Ps. 186.9 million or 26%, compared with the same period in year 2004. For the year ended December 31, 2005, our gross profit increased to Ps. 3,416.3 million from Ps. 2,718.7 million recorded in the same period of year 2004, an increase of Ps. 697.6 million or 26%.

Operating expenses. For the fourth quarter of year 2005, operating expenses grew Ps. 26.5 million or 7%, totaling Ps. 432.0 million. During the same period of year 2004 this amount was Ps. 405.5 million. For the year ended December 31, 2005, operating expenses increased Ps. 263.7 million coming from Ps. 1,423.8 million in 2004 to Ps. 1,687.4 million in 2005. These increases were attributable primarily to rents, sales commissions and network maintenance based on the current operational levels of the Company.

(1) Our costs are categorized as follows:

−
Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

−
Operating expenses include costs incurred in connection with general and administrative matters which incorporate compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

−	Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.

Adjusted EBITDA. (2) The Adjusted EBITDA was Ps. 470.1 million for the three-month period ended December 31, 2005 as compared to Ps. 309.8 million for the same period in 2004, an increase of 52%. As a percentage of total revenues it was 36% for the three month period ended December 31, 2005. For the year ended December 31, 2005 it increased to Ps. 1,728.9 million from Ps. 1,294.9 million in the same period in year 2004, an increase of Ps. 434.0 million, or 34%.

Depreciation and Amortization. As a result of the continuing expansion of our asset base, depreciation and amortization increased to Ps. 307.9 million for the three-month period ended December 31, 2005 from Ps. 266.3 million for the same period in year 2004, an increase of Ps. 41.6 million or 16%. Depreciation and amortization for the twelve-month period ended December 31, 2005 reached Ps. 1,130.2 million from Ps. 1,034.2 million in the same period in year 2004, an increase of Ps. 96.0 million or 9%.

Operating Income (loss). Operating income increased to Ps. 162.2 million for the three-month period ended December 31, 2005 compared to an operating income of Ps. 43.4 million registered in the same period in year 2004, an increase of Ps. 118.8 million or 273%. For the year ended December 31, 2005 our operating income reached Ps. 598.6 million when compared to the income registered in the same period of year 2004 of Ps. 260.7 million, an increase of Ps. 337.9 million or 130%.

(2) For additional detail on the Adjusted EBITDA Reconciliation, visit Axtel’s web site at www.axtel.com.mx

Comprehensive financial result. The comprehensive financial loss was Ps. 29.0 million for the three-month period ended December 31, 2005, compared to a comprehensive financial loss of Ps. 13.8 million for the same period in 2004. This result was attributable to the reopening of our Senior Notes on the first quarter of 2005 increasing our net interest expense. For the year ended December 31, 2005 this effect was offset by a foreign exchange gain. The following tables illustrate the comprehensive financial results:

Quarterly Comprehensive Financial Result

Million Pesos	Q4 2005	Q4 2004	% of Change

Net interest expense	(77.6)	(65.4)	-19%
Foreign exchange gain (loss), net	23.2	22.8	N/A
Monetary position gain	25.4	28.7	-12%

Total	(29.0)	(13.8)	-110%

Yearly Comprehensive Financial Result

Million Pesos	2005 YE	2004 YE	% of Change

Net interest expense	(324.1)	(265.9)	-22%
Foreign exchange gain (loss), net	103.9	(7.6)	N/A
Monetary position gain	54.4	66.9	-19%

Total	(165.9)	(206.6)	20%

Capital Expenditures. Axtel invested Ps. 482.4 million in fixed assets during the fourth quarter of year 2005 vs. Ps. 683.0 million during the same period in 2004, a 29% decrease. For the year ended December 31, 2005, Axtel invested Ps. 1,575.9 million in fixed assets compared to Ps. 1,583.2 million in the same period of year 2004, a decrease of Ps. 7.3 million. This investment was targeted towards the expansion of our network infrastructure both in current and new cities, as well as to the net lines added during this period.

Highlights. On December 9, 2005, Axtel and certain shareholders successfully completed an Initial Offering of Series B Shares in the form of Ordinary Participation Certificates (CPOs) and American Depositary Shares (ADSs) in the domestic and international markets for an aggregate amount of Ps. 3,360 million. An aggregate of  921,690,000 Series B Shares in the form of ADSs and CPOs were sold by Axtel and certain shareholders in a primary offering at a price of Ps. 25.500 per CPO and $17.042 per ADS. An aggregate of 23,003,960 Series B Shares in the form CPOs were sold by certain shareholders in a secondy offering at a price of Ps. 25.500 per CPO.

About Axtel

AXTEL is one of the leading fixed-line telecommunications providers in Mexico. It offers local services, national and international long distance services, internet and value-added services. It provides a basic telecom infrastructure in Mexico through its intelligent network, offering a wide range of services to all its markets. Headquartered in Monterrey, AXTEL also has offices in Guadalajara, Leon, Mexico, Puebla, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Cd. Juarez and Tijuana.

Visit AXTEL on the web at www.axtel.com.mx

**Financial Tables Will Follow**

Axtel, S.A. de C.V. and Subsidiaries
Unaudited Consolidated Balance Sheet
December 31, 2005 and 2004
(Thousand of constant pesos with purchasing power as of December 31, 2005)

ASSETS	Dec-05	Dec-04

Current assets:
Cash and equivalents	1,925,524	572,696
Accounts receivable	653,259	524,337

Refundable taxes and other accounts receivable	42,276	85,213
Prepaid Expenses	178,927	136,227
Inventories	61,366	60,172
Accounts receivable from related parties	6,138	-
Total current assets	2,867,490	1,378,645

Non current assets

Property, plant and equipment, net	6,872,562	6,313,972
Long-term accounts receivable	18,800	20,420
Telephone concession rights	674,015	726,780
Pre-operating results, net	178,155	209,309
Deferred income tax	17,193	128,179
Other assets	171,085	145,673
Total non current assets	7,931,810	7,544,333

TOTAL ASSETS	10,799,300	8,922,978

LIABILITIES
Current liabilities

Account payable & Accrued expenses	511,552	615,346
Accrued Interest	12,750	11,238
Short-term debt	-	112,005
Current portion of long-term debt	40,979	50,607
Taxes payable	47,017	42,093
Financial Instruments	83,397	966
Other accounts payable	219,161	207,279
Due to related party	23	394
Total current liabilities	914,879	1,039,928

Long-term debt

Long-term debt	2,729,194	2,093,077
Seniority premiums	2,979	2,473
Allowance for severance payments	19,000	-
Other long-term liabilities	3,280	3,660
Premium on bond issuance	52,564	-
Total long-term debt	2,807,017	2,099,210

TOTAL LIABILITIES	3,721,896	3,139,138

STOCKHOLDERS EQUITY
Capital stock	8,037,600	7,341,233
Additional paid-in capital	493,982	145,256
Accumulated losses	(1,518,466)	(1,824,759)
Cumulative deferred income tax effect	122,419	122,419
Change in the fair value of derivative instruments	(58,131)	(309)
TOTAL STOCKHOLDERS EQUITY	7,077,404	5,783,840

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	10,799,300	8,922,978

Axtel, S.A. de C.V. And Subsidiaries
Unaudited Consolidated Income Statement
Periods ended December 31, 2005 and 2004
(Thousand pesos of constant purchasing power as of December 31, 2005)

Fourth Quarter	Year ended
ended December 31	December 31

2005	2004	Effect	2005	2004	Effect

Total Revenues	Ps.$	1,321,005	Ps.$	1,074,617	22.9%	Ps.$	4,966,796	Ps.$	3,988,733	24.5%
Operating cost and expenses
Cost of sales and services		(418,864)		(359,400)	-16.5%		(1,550,500)		(1,270,072)	-22.1%
Selling and administrative expenses		(431,996)		(405,450)	-6.5%		(1,687,447)		(1,423,788)	-18.5%
Depreciation and amortization		(307,942)		(266,320)	-15.6%		(1,130,232)		(1,034,203)	-9.3%

Total Operating Costs and Expenses		(1,158,802)		(1,031,170)	-12.4%		(4,368,179)		(3,728,063)	-17.2%

Operating income (loss)		162,203		43,447	273.3%		598,617		260,670	129.6%

Comprehensive financing result:
Interest expense		(95,310)		(69,282)	-37.6%		(380,871)		(283,123)	-34.5%
Interest income		17,700		3,915	352.1%		56,755		17,193	230.1%
Net interest income (expense)		(77,610)		(65,367)	-18.7%		(324,116)		(265,930)	-21.9%
Foreign exchange gain (loss), net		23,203		22,830	1.6%		103,857		(7,563)	N/A
Monetary position gain		25,381		28,739	-11.7%		54,400		66,889	-18.7%

Comprehensive financing result, net		(29,026)		(13,798)	-110.4%		(165,859)		(206,604)	19.7%

Other income (expenses), net		3,120		10,499	-70.3%		7,164		21,697	-67.0%

Special item		-		-	N/A		-		-	N/A

Income (loss) before income taxes and
employees' profit sharing		136,297		40,148	239.5%		439,922		75,763	480.7

Asset Tax		-		-	N/A		-		-	N/A
Deferred income tax		(36,633)		(114,113)	67.9%		(133,629)		(155,441)	14.0%
Deferred employees' profit sharing		-		-	N/A		-		-	N/A

Total income tax and employees'		(36,633)		(114,113)	67.9%		(133,629)		(155,441)	14.0%
profit sharing

Net Income (Loss)	Ps.$	99,664		(73,965)	N/A	Ps.$	306,293		(79,678)	N/A

For additional information please contact:
Jose Manuel Basave
Corporate Communication
jmbasave@axtel.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A. de C.V. By: /s/ Patricio Jimenez Barrera Patricio Jimenez Barrera Chief Financial Officer
Date: January 20, 2006